

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

David Moradi
Chief Executive Officer
AudioEye, Inc.
5210 E. Williams Circle, Suite 750
Tucson, AZ 85711

> **Re: AudioEye, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 7, 2024**
> **File No. 333-276937**

Dear David Moradi:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matt Kuhn